Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,273		$1,231		$1,216		$1,173		$1,585
Add:
Interest and fixed charges, excluding capitalized interest	409		420		428		463		453
Portion of rent under long-term operating leases representative of an interest factor	195		182		178		173		167
Distributed income of investees accounted for under the equity method	4		3		3		5		46
Amortization of capitalized interest	8		8		8		7		6
Less:
Undistributed equity in earnings of investments accounted for under the equity method	9		14		17		23		18

Total earnings available for fixed charges	$1,880		$1,830		$1,816		$1,798		$2,239

Fixed charges:

Interest and fixed charges	$419		$429		$441		$477		$481
Portion of rent under long-term operating leases representative of an interest factor	195		182		178		173		167

Total fixed charges	$614		$611		$619		$650		$648

Ratio of earnings to fixed charges	3.06	x	3.00	x	2.93	x	2.77	x	3.46	x

E-8